

November 26, 2013

<u>Via E-mail</u>
Andrew B. Spence, CFO
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

Re: **Ameresco, Inc.**
June 30, 2013 Form 10-Q Filed August 9, 2013
File No. 1-34811

Dear Mr. Spence:

We issued verbal comments to you on the above captioned filing on November 1, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 11, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Thomas D'Orazio at (202) 551-3825, Alfred Pavot at (202) 551-3738 or myself at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Accounting Branch Chief